August 7, 2007

H. Christopher Owings
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Amendment #2A to Registration Statement on Form SB-2 for MIPSolutions, Inc. Date of Comment Letter: July 26, 2007 File No. 333-141927

Gentlemen:

Enclosed is a copy of Amendment No. 2A to the Registration Statement on Form SB-2 (the "Registration Statement") of MIPSolutions, Inc. (the "Company"). This is a copy of the filing submitted electronically pursuant to Regulation S-T.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated May 2, 2007 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement. A copy of the Comment Letter has been attached to the courtesy hard copy delivered to Matthew Benson.

Comments 1 through 6

Comments 1 through 6 have been addressed in the letter to the Securities and Exchange Commission of even date accompanying the filing of the Registration Statement Amendment 2 for the offering by the Company of 1,000,000 of its shares. The changes represented by those comments have been incorporated in this registration statement.

Selling Shareholders

7.	The requested disclosure has been added and appears on page 21 and the agreement of assignment has been filed as an exhibit.

CASSIDY & ASSOCIATES LETTER	Page Number 2

8.	The requested disclosure has been added and appears on page 29 of Amendment No. 2A.

9.	The requested disclosure has been added and appears on page 29 of Amendment No. 2A.

Undertakings.

10.	The requested disclosure has been added appears under Item 28 in Part II.

            Sincerely,

             Lee W. Cassidy